Crestwood Equity Partners LP

811 Main Street, Suite 3400

Houston, Texas 77002

April 24, 2018

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Equity Partners LP
Registration Statement on Form S-3
Filed March 23, 2018
File No. 333-223892

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Equity Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2018, with respect to Registration Statement on Form S-3, File No. 333-223892, filed with the Commission on March 23, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Cover Page

1.

Please explain to us how the offering price for the preferred units will be determined in the absence of a public market for such securities. We note your disclosure that the preferred units offered by the selling unitholders may be sold at various prices determined by market conditions and other factors and your Plan of Distribution mentions offers made at prices “prevailing at the time of sale, at fixed prices, at varying prices determined at the time of sale, or at privately negotiated prices.” If the determination of the offering price bears any relationship to the preferred unit conversion feature into common units, for which you have a market, please discuss this factor. In doing so, enhance your disclosure to provide the Conversion Ratio and the closing price of your common units as of the most recent practicable date. Please note that if there is no established market for the preferred units, and if the price of the

Securities and Exchange Commission

April 24, 2018

preferred units will not be determined with reference to the underlying common units, then it appears that the preferred units would need to be offered at a fixed price until such time as an active market is developed.

RESPONSE:    We acknowledge the Staff’s comment, and we have revised the Registration Statement to explain how the offering price for the preferred units will be determined, which will bear a relationship to the preferred unit conversion feature into common units, for which we have a market. In addition, we have enhanced our disclosure to provide the conversion ratio and closing price of our common units as of the most recent practicable date. Please see pages 45-47 of Amendment No. 1.

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Securities and Exchange Commission

April 24, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, CRESTWOOD EQUITY PARTNERS LP

By:	Crestwood Equity GP LLC, its general partner

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:	Steven M. Dougherty, Crestwood Equity Partners LP
Mike Post, Crestwood Equity Partners LP
Gillian A. Hobson, Vinson & Elkins LLP